SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 July 2004

JUNE 2004 TRAFFIC

•	Sharp increase in passenger traffic (+12.1%)
•	High seat load factor of 79.1% (+0.8 points)

Passenger Operations

In June 2004, consolidated traffic of the Air France-KLM Group increased by 12.1% on a capacity increase of 11.0%. The seat load factor rose 0.8 of a percentage point to a high 79.1%. The group carried 5.87 million passengers in June, 8.3% more than in the previous year.

A good performance on all the important markets sustained long-haul network traffic growth despite weakness in the Caribbean/Indian Ocean sector, which continues to feel the adverse impact of a fiercely competitive environment.

The European medium-haul network, including the French domestic market, posted a satisfactory load factor of 72.6%.

This	Group’s good performance is due to the sustained activity levels of each airline in June 2004.

•	Air France traffic rose by 9.5%. The load factor remained stable at 77.6%. The airline is posting activity levels similar to those of 2002.

•	After a drop of 9.0% in capacity and traffic alike in June 2003 compared with June 2002, KLM traffic grew by 17.0% last month on a 13.8% increase in capacity. The load factor advanced 2.2 points to 81.9%.

Cargo Operations

In June 2004, consolidated cargo traffic performed well, advancing 13.9% for a 12.8% increase in capacity, leading a 0.6-point improvement in the load factor to 69.0%.

•	For Air France, cargo traffic rose 13.9% while capacity grew by 13.2%. The load factor was up by 0.4 points to 63.0%.

•	KLM posted strong cargo traffic with a rise of 13.8% on a 12.2% increase in capacity. The cargo load factor stood at 77.7%, up 1.0 point.

During the first quarter (April-June 2004), the Air France-KLM Group recorded a strong recovery in both passenger and cargo activity. The load factor of passenger activity increased by 3.4 points to 78.3%. The load factor of cargo activity remained stable as a vigorous traffic accompanied the increase in capacity.

Forthcoming events

•	July traffic figures: Friday 6 August, 2004

•	Q1 2004-05 turnover: Friday 13 August, 2004

•	Q1 2004-05 results: Thursday 2 September, 2004 (meeting at CDG at 3pm)

•	Annual General Meeting of Shareholders: Wednesday 15 September, 2004

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance finance.com

-    STATISTICS GROUP AIR FRANCE-KLM

Passenger Operations (million)

	June			Aggregate
Total Group	2004	2003	Change	2004	2003	Change
Passengers carried (000s)	5,877	5,425	8.3%	17,033	15,185	12.2%
Revenue pax-kilometres (RPK)	14,666	13,081	12.1%	43,239	36,817	17.4%
Available seat-kilometres (ASK)	18,538	16,697	11.0%	55,240	49,151	12.4%
Passenger seat load factor (%)	79.1%	78.3%	0.8	78.3%	74.9%	3.4

Europe (including France)
Passengers carried (000s)	4,277	4,004	6.8%	12,297	11,220	9.6%
Revenue pax-kilometres (RPK)	3,280	3,047	7.7%	9,461	8,524	11.0%
Available seat-kilometres (ASK)	4,520	4,128	9.5%	13,505	12,250	10.2%
Passenger seat load factor (%)	72.6%	73.8%	-1.3	70.1%	69.6%	0.5

America (North and South)
Passengers carried (000s)	692	623	11.0%	1,952	1,654	18.1%
Revenue pax-kilometres (RPK)	5,010	4,562	9.8%	14,200	12,209	16.3%
Available seat-kilometres (ASK)	5,628	5,301	6.2%	16,522	14,856	11.2%
Passenger seat load factor (%)	89.0%	86.1%	2.9	85.9%	82.2%	3.8

Asia / Pacific
Passengers carried (000s)	341	228	50.1%	998	634	57.5%
Revenue pax-kilometres (RPK)	3,026	1,988	51.4%	8,863	5,582	58.8%
Available seat-kilometres (ASK)	3,727	2,651	40.6%	11,103	8,401	32.2%
Passenger seat load factor (%)	81.2%	75.4%	5.8	79.8%	66.4%	13.4

Middle East and Africa
Passengers carried (000s)	351	314	11.8%	1,046	861	21.5%
Revenue pax-kilometres (RPK)	1,793	1,627	10.2%	5,341	4,579	16.7%
Available seat-kilometres (ASK)	2,80	2,211	7.7%	7,092	6,320	12.2%
Passenger load factor (%)	75.3%	73.6%	1.8	75.3%	72.5%	2.9

Caribbean-Indian Ocean
Passengers carried (000s)	215	255	-15.9%	740	817	-9.4%
Revenue pax-kilometres (RPK)	1,557	1,848	-15.7%	5,374	5,923	-9.3%
Available seat-kilometres (ASK)	2,282	2,407	-5.2%	7,018	7,325	-4.2%
Passenger seat load factor (%)	68.2%	76.8%	-8.5	76.6%	80.9%	-4.3
Cargo Operations (million)
	June			Aggregate
Total Group	2004	2003	Change	2004	2003	Change
Revenue tonne-km (RTK)	875	768	13.9%	2,597	2,316	12.1%
Available tonne-km (ATK)	1,269	1,125	12.8%	3,762	3,341	12.6%
Cargo load factor (%)	69.0%	68.3%	0.6	69.0%	69.3%	-0.3

Europe (including France)
Available tonne-km (ATK)	8	7	12.7%	26	24	9.6%
Revenue tonne-km (RTK)	39	37	6.6%	117	112	4.6%
Cargo load factor (%)	21.0%	19.8%	1.1	22.4%	21.3%	1.0

America (North and South)
Revenue tonne-km (RTK)	296	274	8.0%	885	830	6.6%
Available tonne-km (ATK)	437	416	5,0%	1,293	1,215	6.5%
Cargo load factor (%)	67.8%	65.9%	1.9	68.5%	68.4%	0.1

Asia / Pacific
Revenue tonne-km (RTK)	447	374	19.4%	1,305	1,118	16.7%
Available tonne-km (ATK)	587	475	23.6%	1,731	1,441	20.1%
Cargo load factor (%)	76.2%	78.9%	-2.7	75.4%	77.6%	-2.2

Middle East and Africa
Revenue tonne-km (RTK)	79	71	12.5%	235	207	13.7%
Available tonne-km (ATK)	124	115	7.7%	371	331	11.9%
Cargo load factor (%)	64.0%	61.3%	2.7	63.5%	62.6%	1.0

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	44	42	5.0%	145	137	5.7%
Available tonne-km (ATK)	81	81	-0.3%	251	242	3.4%
Cargo load factor (%)	54.1%	51.3%	2.8	57.9%	56.6%	1.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: July 7, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations